

GENESISAI

A Protocol for Machine Learning Networking

The Problem

AIs exist in silos. They are developed and operated in a closed environment. There is no easy way for Machine Learning models to exchange data and trade services



The Solution

GenesisAI is a Machine Learning protocol. On top of this ML protocol we are building a marketplace for AI models. The marketplace connects companies in need of AI services, data, and models with companies interested in monetizing their AI tech



Vision

Lay foundation for
Artificial General Intelligence



Product Walkthrough

https://youtu.be/LwZ4WjsOHTM





Founders





Archil Cheishvili
Business
Development
Harvard College
(Economics)
Bridgewater Associates

Mena Gadalla
Product

Harvard University

(PHD in Applied Physics

MS in Computational
Science & Engineering)



Advisors



Neil Flanzraich
Director, Chipotle



Prof.Tim Kraska
MIT, AI/ML Expert



Travis May
CEO, Datavant



Prof. Thomas Magnanti
Dean of Engineering, MIT



Prof. Stratos Idreos
Harvard SEAS, Data Science



Prof. Elie Ofek
Harvard Business School

High Quality AI

Increasing the quality of AI products and services by ~300%

Ensemble Learning + distillation – we average model outputs for the best accuracy

Validation Accuracy – buyers upload sample data with correct results. GenesisAI tests different models to find the best one

Cross-Provider Transfer Learning – allowing multi-AI agent interaction. E.g. Speech recognition + language translation = Speech translation



Cross-Provider Transfer Learning

Allowing multi-AI agent interactions



Competitive Advantages

Better quality through Validation Accuracy, Ensembling + Distillation, and Cross-Provider Transfer Learning

Lower prices through removing intermediaries and increasing the supply of AI products and services





Market
Size

2017

2027



$230B



$5.5T

Source: Transparency Market Research

Business Model

30% of marketplace transactions





Strong Traction

Over 25 partnerships!

Raised ~$2.3M



GenesisAI

- A marketplace for all things AI

- Cheaper and higher quality AI products

- 30% commission

- The first step in the generation of an artificial general intelligence

For more information contact
archil@genesisai.io

